Exhibit 99.1

1 Fighting Cancer with Precision Gammabody ™ Platform Corporate Presentation January 2022

Legal Disclosure: Forward-looking Statements

This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risk and uncertainties include, among other things, the timing and results of our research and development programs, preclinical studies and clinical trials, including the timing of our clinical trials for LAVA-051 and LAVA-1207, and the submission of INDs or CTAs for our other product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward-looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward-looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company.

@lava therapeutics 2021

2

Investment Highlights: Gammabody™ Platform

Bispecific Gamma Delta T Cell Engagers

Proprietary Platform – Gammabody™	• Novel Gammabody™ platform triggers the potent and precise antitumor properties of Vγ9Vδ2 T cells • Targeting both novel and well-characterized targets in liquid and solid tumors • First off-the-shelf bispecific γδ T cell engager platform
Differentiated Approach	• Leverages unique characteristics of Vγ9Vδ2 T cells to provide a wider therapeutic window • High potency with potential for durable responses • Low risk for on-target/off-tumor-mediated toxicity, co-activation of suppressor T cells and cytokine release syndrome
POC & Broad Applicability	• Strong *in/ex vivo* preclinical data set, including well-tolerated safety profile • Potential to address broad patient populations with high unmet medical needs regardless of tumor mutational load
Lead Assets With Multiple Catalysts	• LAVA-051 targets CD1d with initial indications in hematological cancer - CLL, MM & AML • LAVA-1207 is our first solid tumor Gammabody™ and targets PSMA for treating mCRPC • LAVA-1223 targets EGFR; CTA/IND is planned late 2022
Well-Funded; Experienced Leadership	• Leaders in therapeutic bispecific antibody approach leveraging Vγ9Vδ2 T cells • $142M (Q3 2021) in cash and investments; >24 months cash runway • Collaboration with Janssen (J&J)

@lava therapeutics 2021

3

Established Leadership with Proven Experience in Drug Discovery & Development



Steve Hurly, MSc, MBA
President & CEO

- 25+ years leadership experience in life sciences industry
- Former President & CEO, Sesen Bio, a NASDAQ-listed oncology biotech
- Veteran in strategic drug development
- 15+ years investment banking experience



Ton Adang, PhD
CDO

- Vast experience in drug development
- Former roles at Organon, Schering-Plough & Merck/MSD
- Leadership positions in Lead Discovery and Project Management (i.e., Merck's KEYTRUDA)



Amy Garabedian
General Counsel

- Extensive global, diversified legal and team building experience; 15+ years practicing law
- Most recently Associate General Counsel, Spark Therapeutics (Roche), serving as a strategic advisor for U.S. launch of first gene therapy
- Previously at Sandoz (Novartis) and Ballard Spahr LLP as business and transactional attorney



Paul Parren, PhD
EVP, Head of R&D

- Industry leader in antibody science and drug development
- Former Head of Preclinical Development & Research, Genmab
- Inventor of five marketed therapeutic antibodies, including a bispecific
- Vast experience inventing, developing therapeutic antibodies and technologies, including DARZALEX & DuoBody



Edward Smith
CFO

- 20+ years of executive finance and operational leadership experience in publicly traded biotechnology companies
- Former CFO, Marinus Pharmaceuticals, PolyMedix, Inc
- Substantial experience in capital raising and financial oversight for emerging life science companies



Hans van der Vliet, MD, PhD
CSO

- Medical oncologist, professor at the Department of Medical Oncology, Amsterdam UMC
- Inventor of LAVA's gamma delta T cell engager platform
- Extensive experience as clinical investigator



Benjamin Winograd, MD, PhD
CMO

- Expertise in drug development programs in hematology and oncology, including several successful regulatory filings
- Former roles at Bristol-Myers Squibb, Pharmacia, Schering-Plough & Celgene
- Previous Head of Clinical R&D for Multiple Myeloma, Celgene

4

Differentiated Gammabody™ Pipeline in Hematologic & Solid Tumor Indications

Candidate	Antigen Target	Indication(s)	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Milestones
LAVA-051	CD1d	MM CLL AML						• Phase 1 data 1H 2022 • Phase 2a expansion cohort data 2H 2022
LAVA-1207	PSMA	mCRPC						• Phase 1/2a patient recruitment started • Phase 1 data 2H 2022 • Phase 2a expansion cohort data 1H 2023
LAVA-1223	EGFR	Solid Tumors						• IND / CTA filing expected YE 2022
LAVA-1278	CD40	Hematologic Malignancies						
Janssen Biotech Collaboration	undisclosed		janssen PHARMACEUTICAL COMPANIES OF Johnson & Johnson					

Hematologic malignancy   Solid Tumor

MM: multiple myeloma
CLL: chronic lymphocytic leukemia
AML: acute myeloid leukemia
PSMA: prostate-specific membrane antigen
EGFR: epidermal growth factor receptor
mCRPC: metastatic castration-resistant prostate cancer

@lava therapeutics 2021

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6 Gamma Delta T Cells Uniquely suited for an anti - cancer T cell engager approach V  9V  2 T Cells

$\gamma\delta$ T Cells are Uniquely Positioned to Leverage Innate & Adaptive Immunity



Innate Immunity
Adaptive Immunity
monocyte-macrophage
basophil
dendritic cell
eosinophil
granulocyte
Mast cell
NK cell
γδ
γδ T cell
NK T cell
Regulatory T cell
CD4 T cell
B cell
CD8 T cell
Cytotoxic T cell
antibodies
Plasma cell

Vγ9Vδ2 T Cells:

- Important immunosurveillance function
- Natural ability to recognize and kill tumor cells
- Homogeneous, highly cytotoxic effector T cell population
- Infiltrate tumors independent of mutational load
- Most prevalent gamma delta T cell clonotype in blood
- Bridge innate and adaptive immune responses
- Antigen presenting capability, potentially triggering deep and durable responses

Vγ9Vδ2 T cells are a natural first line of defense against cancer, with potential to elicit deep and durable clinical responses

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22
Kabelitz D et al., Cell Mol Immunol 2020; 17: 925-939

@lava therapeutics 2021

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γδ T Cells Present in Many Cancers & Correlate With Favorable Prognosis

Global Prognostics Associations for 22 Leukocyte Types Across 25 Cancers



N=5,782 Tumors
Favorable
Adverse
γδ T cells
Tfh cells
CD8 T cells
MCs-
CD4 memory T cells+
DCs-
Naive B cells
PCs
CD4 naive T cells
M1-Mφs
NK cells+
Treg cells
Monos
CD4 memory T cells-
DCs+
NK cells-
Memory B cells
M0-Mφs
M2-Mφs
MCs+
Eos
PMNs
Q<0.25
Leukocytes Ranked By Survival
0
1
2
3
4
Unweighted [meta-2]

Adapted from Gentles A et al, Nature Medicine 2015; 21:938-945

Abundance of Tumor-Infiltrating Vγ9Vδ2 T Cells



Hematological Malignancies
Solid Tumors
γδ (Abundance)
100
10
1
0.1
CML
* prostate
* AML
ALL
B-ALL
T-ALL
* esophagus
cervix
* H&N
lung LCC
* CLL
ALCL
lung SCC
lung adenocarcinoma
pancreas
* colorectal
pilocytic astrocytoma
breast
bladder
uterus
thyroid
kidney chromophobe
sarcoma
liver
stomach
low grade glioma
endometrium
glioblastoma
melanoma primary
kidney pap & cc
ovary
kidney oncocytoma
melanoma metastasis
PNET
ependymoma
medulloblastoma
Ewing sarcoma

* *In vivo/ex vivo* data generated using Lava's **γδ**–bsTCEs

Adapted from Tosolini M et al. Oncoimmunology 2017; 6, e1284723

γδ T cells indicate highest correlation with favorable outcome among all leukocyte subsets analyzed

Vγ9Vδ2 T cells are present across a wide array of hematological and solid malignancies

@lava therapeutics 2021

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Systemic Activation of Vγ9Vδ2 T Cells Showed Promise

***ex vivo* activation**


Tumor
cell transfer therapy
isolation of γδ T cells

***in vivo* activation**

- Systemic activation and proliferation via treatment with Vγ9Vδ2 T cell-based therapy (synthetic phosphoantigens (BrHPP) / aminobisphosphonates ± low-dose IL-2)

Pre-Treatment | Post-Treatment



Lung metastases of RCC; adoptive transfer

Lymphoma; NBP / IL-2

- Clinical trials with *in/ex vivo* activation protocols showed promising objective responses and safety
- No signs of cytokine release syndrome (CRS) as a result of Vγ9Vδ2 T cell activation

Early attempts with Vγ9Vδ2 T cell-based therapy showed promise, but efficacy may have been limited by systemic, non-tumor specific activation of Vγ9Vδ2 T cells and exhaustion

Kobayashi H et al., Cancer Immunol Immunother 2011; 60: 1075-1084
Wilhelm M et al., Blood 2003; 102: 200-206

@lava therapeutics 2021

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10 LAVA’s Proprietary Gammabody ™ Platform Bispecific Gamma Delta T Cell Engagers

Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells

Natural Activation Mechanism

1. Vγ9Vδ2 T cells recognize stress signals – TCR interacts with pAg-butyrophilin complex


Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
butyrophilin
pAg
Tumor cell

Gammabody™ Provides Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity

1. Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA)
2. Retains recognition of natural stress signals


Vγ9Vδ2 T cell
Vγ9Vδ2 TCR
Gammabody™
TAA
butyrophilin
Tumor cell
pAg

LAVA's Gammabody™ adds tumor antigen-specific recognition, while retaining stress signal recognition, to target and activate Vγ9Vδ2 T cells to induce both direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses

@lava therapeutics 2021
11

Cascade Response – Potential Translation to Clinical Efficacy Benefit


POTENT KILLING
EC50 in the low picomolar range
EXPANSION
BROAD IMMUNE ACTIVATION
NK
B
ANTIGEN PRESENTATION
OVERALL SURVIVAL

Efficacy:

- Potent killing of cancer cells (EC_{50}s in the low picomolar range)
- No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells
- Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses
- Activity against hematologic malignancies and solid tumors, including immunologically "cold" tumors
- Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor

In addition to direct tumor cell killing, Vγ9Vδ2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment

Safety:

- Conditional activation with high accuracy
- Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies

Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22
Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939
@lava therapeutics 2021

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Potent Killing of Cancer Cells in Preclinical Models

Highly Potent

EGFR Gammabody™- Induced Cytotoxicity



A431 cytotoxicity (%)
100
80
60
40
20
0
EC50=8 pM
0
10^{-1} 10^{0} 10^{1} 10^{2} 10^{3} 10^{4} 10^{5} 10^{6} 10^{7}
Gammabody™ concentration (pM)

Durable

Sustained EGFR Gammabody™- Mediated Killing of Tumor Cells by Vγ9Vδ2 T Cells



A431 cytotoxicity (%)
100
80
60
40
20
0
-3 -2 -1 0 1 2 3 4 5 6
Gammabody™ concentration (log10 pM)
EGFR Gammabody™ 24h
EGFR Gammabody™ 48h
EGFR Gammabody™ 72h
ctrl Gammabody™ 72 h

Dose Dependent and Serial Killing

CD1d Gammabody™ Triggers Lysis of CCRF-CEM Tumor Cells



Relative % live target cells
120
100
80
60
40
20
0
10^{-6} 10^{-5} 10^{-4} 10^{-3} 10^{-2} 10^{-1} 10^{0}
Gammabody™ concentration (Log nM)
1:1
1:10
1:100

Conditional Activation

Killing of Primary Colorectal Cancer Cells by EGFR Gammabody™



Lysis of patient CRC cells (%)
100
80
60
40
20
0
**
**
CRC cells only
no VHH
+ NBP
+ EGFR ctrl
+ γδ TCR ctrl
+ EGFR Gammabody™
CRC + Vγ9Vδ2-T cells
tumor I (RAS^mt)
tumor II (BRAF^mt)
tumor III (wt)
** p < 0.01
NBP: aminobisphosphonate

de Bruin RC et al., OncoImmunology 2017; 7: e1375641, right bottom
Data on file: LAVA Therapeutics N.V., top row and left bottom

@lava therapeutics 2021

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Expansion & Cascade Response Without Treg Activation in Preclinical Models

Expansion


Gammabody™ - Mediated
Expansion of Vγ9Vδ2 T Cells
γδ T cell expansion
80
60
40
20
0
no bsTCE
CD1d Gammabody™
CD40 Gammabody™
0 Days
4 Days
7 Days

Cascade Response


PBMC
+ tumor
+ tumor + EGFR Gammabody™
N=4; *: p<0.05, **: p<0.01
CD25 expression (%)
60
40
20
0
**
*
*
*
0.17
Vγ9Vδ2 T cells
CD4+ T cells
CD8+ T cells
CD56dimCD16+ NK cells
CD56+CD16- NK cells

No Treg Activation


Activation of regulatory T cells
CD69 expression (%)
100
80
60
40
20
0
**
*
*: p<0.05
**: p<0.01
A431 + - + + + + +
Treg - + + + + + +
EGFR-CD3 TCE - - - - - 1 50 nM
EGFR Gammabody™ - - - 1 50 - - nM

Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti-tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs

Data on file: LAVA Therapeutics N.V.
@lava therapeutics 2021

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15 0 20 40 60 ✱ Potent Antitumor Effect Against Patient - Derived Tumor Tissue Using Both Autologous PBMC and Tumor - Infiltrating Lymphocytes EGFR Gammabody ™ induces potent killing of autologous cancer cells using patient derived V  9V  2 T cells Tumor - Infiltrating T cells Autologous PBMC Primary CRC CRC peritoneal metastasis CRC peritoneal metastasis Dead tumor cells (% of CRC only) Dead tumor cells (% of CRC only) Dead tumor cells (% of CRC only) Tumor Tumor + TILs Tumor + TILs + EGFR Gammabody ™ Tumor Tumor + PBMC Tumor + EGFR Gammabody ™ Tumor + PBMC + EGFR Gammabody ™ 0 20 40 60 0 20 40 60 80 ✱ ✱✱ 24 hr culture of CRC cells, derived from the primary tumor (n=4) or from peritoneal metastases (n=3) with tumor infiltrating T cells (E:T=1:1) or autologous PBMC (n=3, E:T=5 - :1) ± 50nM EGFR Gammabody TM .. Mean ± SEM. Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 * P < 0.05 ** p < 0.01

Gammabody™ Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models

CD20 Gammabody™ Mediated Killing



Killing of target cells (%)
100
80
60
40
20
0
0 10⁻⁵ 10⁻³ 10⁻¹ 10¹ 10³ 10⁵ 10⁷
[LAVA compound] (log pM)
C1R tumor cells
B cells
C1R tumor cells only
B cells only
C1R tumor cells + γδ-T cells only
EC50 C1R tumor cells = 0.043 pM

- 2:1 ratio (γδ T cells : Target cells)
- Similar CD20 expression levels on C1R neo and B-cells

PSMA Gammabody™ Mediated Killing



***
% living cells
100
75
50
25
0
Prostate Cancer
Normal Prostate
Medium
+ PSMA Gammabody™
+ Vγ9Vδ2 T cells
+ Vγ9Vδ2 T cells
+ PSMA Gammabody™
****
p<0.001

Preferential killing of cancer versus healthy cells demonstrated *in vitro* and *ex vivo*; may prevent on-target/off tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens

Data on file: LAVA Therapeutics N.V.

16

Fully Cross-Reactive γδ bsTCEs are Well-Tolerated in Non-Human Primates

CD1d-, CD20-targeting monkey-cross-reactive γδ bsTCEs were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month

EGFR-targeting monkey-cross-reactive γδ bsTCEs were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days)

- Mild to no clinical signs of toxicity
- Low cytokine spike, which did not result in CRS
- No clinical chemistry abnormalities
- No histopathological abnormalities
- Gammabody™ detectable on peripheral blood and lymph node gamma delta T cells

NHP data support the potential benign safety profile of LAVA's Gammabody™ platform

Data on file: LAVA Therapeutics N.V.

@lava therapeutics 2021

17

18 CD123  T Cell Engager Vs. a CD123 (CD3 - Based) Pan T Cell Engager Adapted from Ganesan et al., Leukemia 2021; 35: 2274 - 2284 @lava therapeutics 2021 Recent third - party publication compared a CD123  T cell engager to a CD123 (CD3 - based) pan T cell engager and showed similar tumor lysis capability yet less cytokine release 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A Legend Legend 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A Legend Legend Less cytokine release after 3 days IL - 2 IL - 6 V  9 CD3 IFN -  TNF -  V  9 CD3 Granzyme B V  9 CD3 V  9 CD3 IL - 10 Similar lysis of CD123 + tumor cells Co - culture of pan - T cells ( lysis ) or PBMC (cytokine release) and the CD123 + AML tumor cell line Kasumi - 3 (E:T= 1:10 - 20) ± Abs. Lysis (7 - AAD + tumor cells ) assessed at day 5. Cytokine release assessed at day 3. n=4 donors. Mean V γ 9 T cell frequency 4% (of total CD3 T cells ) V γ 9 bsTCE CD3 TCE V  9 CD3 V  9 CD3 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A V  9/CD123 bispecific Ab V  9/Null bispecific Ab Pan-T cells 0.001 0.01 0.1 1 10 100 -20 0 20 40 60 Data Set-A CD3/CD123 bispecific Ab CD3/Null bispecific Ab Pan-T cells CD3/CD123 Ab CD3/Null Ab

19 Gammabody TM Platform: Potent, Specific & Well - Tolerated High Tumor Killing Potency Tumor Specificity Conditional Activation  T cells Regulatory T Cell Activation CRS Potential Low Medium @lava therapeutics 2021

20 LAVA - 051 Activates  T Cells and iNK T Cells by Targeting CD1d for the Treatment of CLL, MM & AML

LAVA-051: First-in-Class Gammabody™ Targeting CD1d

- **Principal Mechanism of Action (MoA): Targets and activates Vγ9Vδ2 T cells in the presence of CD1d-expressing tumor cells**
- **Secondary MoA: Activates iNKT cells against CD1d-expressing tumor cells**
  - Direct cytotoxicity against CD1d-positive tumor cells
  - Promotes the cytotoxic activity of Vγ9Vδ2 T cells and iNKT cells
- **Pre-clinical data support MoA, anti-cancer activity, expansion, cascade effect and selectivity**
- **Enrollment underway in Phase 1/2a clinical trial**
  - MM, CLL, and, at higher dose levels, AML
  - Data expected in 2022
- **Potential accelerated approval pathways available**


Tumor Cell
CD1d
β2m
iNK TCR
γδ
TCR
Vγ9Vδ2T
Cell
iNKT Cell

@lava therapeutics 2021

21

22 LAVA - 051: Targeting CD1d for Hematological Cancers CD1d is expressed on tumors cells in a high proportion of patients with CLL, MM & AML Data on file: LAVA Therapeutics N.V. @lava therapeutics 2021 CD1d expression (MF index) Isotype Isotype Isotype 0.5 1 2 4 8 16 32 64 128 N=39 N=51 N=85 AML MM CLL

CD1d Gammabody™ Extends Survival In Multiple Myeloma Mouse Model

CD1d Gammabody™ induced anti-tumor activity of iNKT and Vγ9Vδ2 T cells



100
75
50
25
0
Percent survival
0
20
40
60
80
100
Days post tumor injection
p<0.0001
PBS
PBS + CD1d Gammabody™
iNKT and Vγ9Vδ2 T cells
iNKT and Vγ9Vδ2 T cells + CD1d Gammabody™

Gammabody™ triggered Vγ9Vδ2 and iNKT cell activity to control CD1d+ MM tumor cell growth, resulting in substantial improvement of survival

Data on file: LAVA Therapeutics N.V.

@lava therapeutics 2021

23

24 Selectively Kills Cancer Cells & Spares Healthy Cells 2h pretreatment 50 m M ABP 30’ incubation 10pM or 1nM CD1d Gammabody TM 6h co - culture 1:1:1 ratio CLL CD1d Gammabody ™ potently killed CLL patient cells and spared healthy volunteer B cells with similar CD1d expression ex vivo Healthy B Cells Primary CLL De Weerdt I et al., Clin Cancer Res 2021; 27: 1744 - 1755 @lava therapeutics 2021 B cells  T cells -  -T +  -T +  -T + 10 pM CD1d Gammabody TM +  -T + 1 nM CD1d Gammabody TM 0 10 20 30 40 Specific cell death (%) * Control Pamidronate -  -T +  -T +  -T +10 pM CD1d Gammabody TM +  -T +1 nM CD1d Gammabody TM 0 10 20 30 40 Specific cell death (%) * * N=4; *P<0.05 p=0.004 p=0.0001

25 CLL AND MM AML (highest dose levels only) Optional adjustments: • Dosing frequency • Dose level • # cohorts CLL (n=20) MM (n=20) Twice - weekly dosing AML (n=20) LAVA - 051 Phase 1/2a Initiated in Hematological Malignancies Data from Phase 1 expected in 1H 2022; Phase 2a dose expansion expected in 2H 2022 Dose Escalation Dose Expansion Recommended expansion dose/schedule n= estimated number of patients per indication Goal: Determine preliminary level of activity per disease Goal: Determine recommended dose and schedule based on maximum tolerated dose (MTD) or optimal biological dose @lava therapeutics 2021

LAVA-051 Phase 1/2a: Extensive Biomarker Analysis



Pharmacodynamics	Cytokines (IL-1β, IL-2, IL-6, IL-8, TNF-α, IFN-γ, GM-CSF)	
	Binding of LAVA-051: Vγ9Vδ2-T cells | CD1d positive tumor cells	
	Activation status & frequency: Vγ9Vδ2-T cells | iNKT cells	
	Induction of activation of Vγ9Vδ2-T cells *ex vivo* when exposed to CD1d (functional assay)	
	Immune-monitoring (frequency and activation status of B cells, T cell subsets, NK cells, monocytes, dendritic cells)	
Disease assessments	Tumor-defining markers/CD1d/BTN3A	- MM (peripheral blood, urine, CT scan, bone marrow biopsy) - CLL (peripheral blood, CT scan, bone marrow biopsy) - AML (peripheral blood, bone marrow biopsy)
Safety	Chemistry / hematology / urine	
Pharmacokinetics		
Anti-Drug Antibodies		

Biomarker analysis to validate whether LAVA's Gammabody™ platform performs in humans as predicted based on preclinical data

@lava therapeutics 2021

26

27 • PFS = 3 - 4 mos • ORR = 30 - 50% • CR = 10 - 20% • PFS = 6 - 12 mos • PFS = 4 mos 1 Decision Resources Group; Datamonitor Healthcare; Roche Investor Presentation, 2019 2 Decision Resources Group @lava therapeutics 2021 Multiple Myeloma 1 4L Efficacy, Current Standard of Care 3,4,5 * = transplant - eligible AND transplant ineligible 3 LAVA HCP market research 4 Product PIs 5 July 2019 Putnam market sizing study 28.5 21 12.8 6.6 0 5 10 15 20 25 30 1L* 2L 3L 4L 2020 Treated Patients (‘000) CLL 1 17 8.5 4.5 0 5 10 15 20 1L 2L 3L 2020 Treated Patients (‘000) AML 2 10.4 5.7 0 2 4 6 8 10 12 14 1L Rel/ref 2020 Treated Patients (‘000) 3L Efficacy, Current Standard of Care 3,4 Rel / Ref Efficacy, Current Standard of Care 3,4 Patient Population & US Market Size in Relapsed / Refractory MM, CLL & AML US Treated Population US Treated Population US Treated Population (PFS: progression - free survival; ORR: overall response rate; CR: complete responses)

28 Feasible Threshold for Accelerated Approval Pathway in RRMM Pivotal Studies Efficacy N ORR mDOR 97 24% 4.2 mos 97 31% 11 mos 83 21% 3.8 mos @lava therapeutics 2021 PEPAXTO ( Oncopeptides ) – Feb 2021 Indication: failed ≥ 4 lines of therapy, t riple - class refractory disease BLENREP (GSK) – May 2020 Indication: failed ≥ 4 lines of therapy, t riple - class refractory disease XPOVIO ( Karyopharm ) – Mar 2019 Indication: penta - refractory disease

29 LAVA - 1207 Activates  T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207: Targeting PSMA for Prostate Cancer

- **Specifically targets and mediates activation of Vγ9Vδ2 T cells against PSMA-expressing tumor cells**
- **PSMA is a well-validated tumor target**
  - Mediates PSMA-dependent activation of Vγ9Vδ2 T cells resulting in potent killing of PSMA-positive tumor cells
- **Fc added to extend half life, silenced to avoid Fc-mediated effector functions**
- **Pre-clinical data support MoA, anti-cancer activity & selectivity**
- **Phase 1/2a; patient recruitment started**
  - Metastatic castration-resistant prostate cancer (mCRPC)
  - Data expected in 2022 / 2023


PSMA+ tumor cells
LAVA-1207
VHH-Fc ~80kD
Vγ9Vδ2-T cells

@lava therapeutics 2021

30

LAVA-1207: Targeting PSMA for Prostate Cancer

Butyrophilin (BTN3A) & PSMA are elevated on tumor cells in samples of prostate cancer patients



A
**
150
100
50
0
BTN3A expression (MFI)
Tumor
Normal
**: p<0.01
B
***
20
15
10
5
0
PSMA expression (MFI)
Tumor
Normal
***: p<0.001

Cell Killing

Cytotoxicity assay using γδ-T cells



150
100
50
0
% Killing by Protease Release
10-6
10-4
10-2
100
102
LAVA-1207 (nM)
LNCaP
PC-3
LNCaP-PSMA KO

PSMA is a validated target. LAVA-1207, a PSMA Gammabody™, demonstrated potent, dose dependent cytotoxicity and is a potential first-in-class therapeutic for PSMA-expressing cancer

Data on file: LAVA Therapeutics N.V.

@lava therapeutics 2021

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32 30 20 10 0 5 10 15 20 25 30 35 1L 2L 3L 2020 Treated Patients (‘000) US Treated Population 3 LAVA HCP Market R esearch 4 Product PIs Unmet Need Remains In mCRPC : Initial Opportunity in 3 rd Line 1 Decision Resources Group; Datamonitor Healthcare; AstraZeneca, Feb. 14, 2020; SVBLeerink , April 22, 2020 2 Journal of Clinical Oncology 38, no. 6_suppl (Feb. 20, 2020) 229 - 229 @lava therapeutics 2021 • ORR = 30% • PFS = 3 - 6 mo. 3L Efficacy, Current Standard of Care 3,4 mCRPC 1,2 Class Lava Potential for Differentiation TCE • Does not co - activate Tregs • No CRS • Reduced on - target / off - tumor - related toxicities • No immune effector cell - associated neurotoxicity syndrome (ICANS) CAR - T • Preconditioning not required for Gammabody TM • No CRS, ICANS • ‘Off - the - shelf’ approach Radioligand • Ease of manufacturing / administration

33 Therapy Refractory mCRPC Optional Adjustments: • Dosing frequency • Dose level • # cohorts Therapy Refractory mCRPC (n=30) Dosing: Every 2 Weeks LAVA - 1207 Phase 1/2a in Metastatic Castration - Resistant Prostate Cancer ( mCRPC ) LAVA - 1207 Phase 1/2a Initiated; Patient Recruitment Started Dose Escalation Dose Expansion Recommended expansion dose / schedule Goal: Determine preliminary level of activity Goal: Determine recommended dose and schedule based on MTD or optimal biological dose @lava therapeutics 2021

34 Key Preclinical Programs

35 Potential for LAVA - 1223 Across a Number of EGFR - Expressing Solid Tumors Data on file: LAVA Therapeutics N.V. and Janssen Biotech Inc. @lava therapeutics 2021 0 20 40 60 80 100 Bladder Breast Colon Glioma Head & Neck NSCLC Ovarian Pancreatic RCC Percentage overexpression range EGFR Expression by Tumor Type (Range) Sustained EGFR Gammabody TM Mediated Killing of Tumor Cells by V  9V  2 T Cells EGFR Gammabody ™ Concentration (Log10 pM )

CD40 Gammabody™ for Multiple Solid Tumors & Hematologic Malignancies

Specific Lysis of Primary CLL Cells by CD40 Gammabody™



-γδ T
+γδ T
Specific cell death (%)
100
80
60
40
20
0
***
0 pmol/L
10 pmol/L
1 nmol/L
100 nmol/L
100 nmol/L
3T3
3T40L
Control
γδ-T
γδ-T + VHH
Venetoclax

**** p<0.001

CD40 Overexpression

Hematologic Malignancies	Solid Tumors
• CLL • DLBCL • MM	• Bladder • Colon • Esophageal • Lung • Ovarian • Melanoma • Renal • Pancreatic • Prostate • Thymoma

De Weerdt I et al., Cancer Immunol Res 2021; 9: 50-61

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37 Milestones

38 P1: Dose Escalation • 3L+ mCRPC pts • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti - tumor activity, estimation of therapeutic window • Initial study in relapsed/refractory MM, CLL; relapsed/refractory AML added at biological relevant dose(s) • Adoptive FIH study design, dose escalation • Key data: Safety, initial anti - tumor activity, estimation of therapeutic window 2H22 1H22 Two Lead Programs in Clinic with Near - Term Milestones Cash expected to be sufficient to fund operations for at least 24 months P1: Dose Escalation 1H23 4Q21 P2a: Dose Expansion P2a: Dose Expansion LAVA - 051 (CD1d) LAVA - 1207 (PSMA) @lava therapeutics 2021

Investment Highlights: Gammabody™ Platform

Bispecific Gamma Delta T Cell Engagers

Proprietary Platform – Gammabody™	• Novel Gammabody™ platform triggers the potent and precise antitumor properties of Vγ9Vδ2 T cells • Targeting both novel and well-characterized targets in liquid and solid tumors • First off-the-shelf bispecific γδ T cell engager platform
Differentiated Approach	• Leverages unique characteristics of Vγ9Vδ2 T cells to provide a wider therapeutic window • High potency with potential for durable responses • Low risk for on-target/off-tumor-mediated toxicity, co-activation of suppressor T cells and cytokine release syndrome
POC & Broad Applicability	• Strong *in/ex vivo* preclinical data set, including well-tolerated safety profile • Potential to address broad patient populations with high unmet medical needs regardless of tumor mutational load
Lead Assets With Multiple Catalysts	• LAVA-051 targets CD1d with initial indications in hematological cancer - CLL, MM & AML • LAVA-1207 is our first solid tumor Gammabody™ and targets PSMA for treating mCRPC • LAVA-1223 targets EGFR; CTA/IND is planned late 2022
Well-Funded; Experienced Leadership	• Leaders in therapeutic bispecific antibody approach leveraging Vγ9Vδ2 T cells • $142M (Q3 2021) in cash and investments; >24 months cash runway • Collaboration with Janssen (J&J)

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40 Fighting Cancer with Precision Gammabody ™ Platform Corporate Presentation January 2022